EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho Vice President, Corporate Development Ph: 011-852-2170-0001 betty@ljintl.com	Haris Tajyar Managing Partner Ph: 818-382-9702 htajyar@irintl.com

FOR IMMEDIATE RELEASE
JUNE 15, 2004

LJ INTERNATIONAL RAISES FINANCIAL GUIDANCE,
ANNOUNCES EXPANSION PLANS

Jewelry Company Sees 20% Sales Growth This Year, 30 New Stores in China by end of 2005

HONG KONG and LOS ANGELES, CA — June 15, 2004 - LJ International, Inc. (LJI) (Nasdaq: JADE), one of the fastest-growing fine jewelry companies in the world, today provided new guidance for sales and earnings for 2004 and 2005. Following are highlights of the guidance:

•	Sales for 2004 now projected between $68-$70 million
•	Revenue in 2005 now estimated at $87-$91 million, with $7 million from new China operations.
•	EPS in 2004 of $0.22 and 2005 of $0.33, up 50% over 2004
•	Projected revenue growth of at least 20% in 2004, 30% in 2005.
•	Through 2008, 26% CAGR for revenue, 41% for EPS.
•	EPS of $0.22 projected for 2004, up 16% from 2003.
•	China Division to open 3-5 stores in 2004, with total stores rising to 40 in 2005 and 120 in 2008.
•	Latest guidance excludes sales to China retailers such as Carrefour, but Company says initial results point to acceleration.

LJI also said it expects both sales and EPS to grow at a significantly faster rate in 2005, with total revenues of $87-$91 million, up 28%-30% from 2004, and EPS of $0.33, up 50%. The sales acceleration is expected to be fueled by the rapid expansion of LJI’s new China Division, which opened its first store in March of this year and is expected to have approximately 40 stores in operation by the end of 2005. LJI also reiterated its earlier guidance for the second quarter of 2004. It expects sales to total between $13.5 million and $14.0 million, or 12% to 21% above the $11.6 million reported in the second quarter of 2003.

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EPS is expected to be between $0.01 and $0.02 in Q2 2004, compared to $0.02 a year earlier. Over the long term, it estimated that sales would increase at a compound annual growth rate of about 26% through 2008, reaching approximately $185 million in that year. EPS is projected to grow at 42% per year, to $0.92 in 2008.

Chairman Notes Growth Trend, China Potential

“As long-term LJI investors know, it is our practice to be conservative in our guidance, projecting results only when we are highly confident we can meet them,” said LJI Chairman and CEO Yu Chuan Yih. “So the growth forecast we offer today suggests just how extraordinary the potential is in the consumer jewelry market, particularly in China. Having just achieved a 26% revenue increase in 2003 and a 30% year-over-year rise in sales during the first quarter of 2004, we see the projected 20% growth rate in 2004 as quite reasonable in current global market conditions, even without a major contribution from our new China stores. In 2005, there is every reason to expect that the growth outside China will continue at the same rate, while our Chinese operations will start to have a significant impact, thereby accelerating sales overall.”

Mr. Yih also pointed to the just-announced appointment of Elliot Yuen, former CEO of TSL Jewelry, to head LJI’s new China Division. “We have just added to our longstanding strengths by hiring Mr. Yuen, the former head of the largest jewelry retailer in the Far East, to lead our China operations,” he said. “Mr. Yuen’s brand-management skill and his knowledge of the Chinese consumer make a perfect fit with LJI’s mine-to-market model. We have long had a first-rate supply chain delivering high quality in high volume at competitive prices. Now we have someone with the expertise to market our products so that we can make our mark in China — a goal LJI has contemplated ever since the Company was founded.”

Sales Acceleration to Be Driven by Retail Stores

The new revenue projections provide a breakdown of sales between LJI’s non-China operations — in markets such as U.S., Europe, Japan and Australia — and the China Division established this year. For 2004, the $68 million estimate for overall sales is nearly all from outside China, with approximately $230,000 from China sources. In 2005, however, LJI projects China sales to rise to more than $7 million, or about 13% of overall sales of $91 million. Most of this new revenue is expected to come from LJI’s own retail stores, the first of which it opened in Hong Kong in mid-March of this year. Current plans are for at least five such stores to be in operation by the end of 2004, and 30 to be open at the end of 2005. By the end of 2008, the Company aims to have 120 stores operating in China, with sales from that country contributing nearly $40 million, or 22%, to total revenue of approximately $185 million.

The Company indicated that initial results for this model have been encouraging. The Hong Kong store, a 5,000-square-foot showroom facility specializing in high-end jewelry, was reporting sales of $50,000 per month in its first two months of operation. “These results exceeded internal expectations,” said Mr. Yih. “If our experience is similar at others, our growth projections in China may have to be revised significantly upward.”

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The newly-announced projections do not include potential sales in China through other channels, such as to major retailers with whom LJI has recently undertaken new marketing initiatives. These include the multinational retailer Carrefour, with which LJI has signed a vendor contract to sell colored stones, and China Commerce Group (‘CCG’). Carrefour, the second largest retailer in the world based on total sales, operates 35 “hypermarkets” in China. CCG operates several retail outlets including the upscale ''China Friendship Shops,” Hualian department stores and Juntai department stores

The Company said future guidance will include these retail outlets after sales trends have been more clearly established. Based on the initial experience with them, however, LJI called the early results outstanding and expects these customers to begin contributing revenue on an accelerated basis, as have almost all customers, in coming quarters.

To listen to an interview with Betty Ho, Vice President of Corporate Development for LJ International, discussing the company’s strategic mine-to-market position in the industry, the advantages of operating in China and the company’s diverse customer base, go to the following link: http://media4.streamtoyou.com/cadavis/JADEDesc.wmv.

If you would like to be added to LJI’s investor email lists, please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

About LJ International

Based in China, LJ International Inc. (Nasdaq: JADE), also known as LJI, is a publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes mainly to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e- shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

For more information on LJI, go to its Web site at http://www.ljintl.com .

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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